Exhibit 99.1

No. 21/08

IAMGOLD REPORTS SUCCESS IN FIRST DRILL CAMPAIGN AT SARAKREEK

Toronto, Ontario, May 29, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce drill results from its Sarakreek project located in Suriname, South America, 100 km south of the Company’s Rosebel mine. It covers a total surface area of 1,281 km² in two separate properties.  IAMGOLD holds a 87.5% interest in the project.

“These results at Sarakreek demonstrate the presence of a significant gold mineralized system,” stated Joseph Conway, President and CEO. “As positive results continue, we will dedicate more money and effort to this project.  The success of this exploration program in a region, in which we already operate, further enforces our long-term commitment to the Guiana Shield.”

This region represents one of the largest historic gold producing areas in Suriname and is underlain by the Lower Proterozoic Guiana Shield. IAMGOLD initiated work on the properties in 2005 and completed geochemical surveys, mapping and trenching. This work confirmed the presence of a wide gold vein system related to conjugate sets of veins hosted in highly altered host rocks. Locally the host rocks are intensely veined.  Much of the near-surface mineralization is hosted in a saprolitic to lateritic zone similar to what is found at the Rosebel mine. The best results from surface channel sampling were 1.9 grams / tonne gold (g/t Au) over 25 metres (m), 0.9 g/t Au over 120.5 m, 3.5 g/t Au over 18 m and 1.0 g/t Au over 12 m.

From October to December 2007, the initial diamond drilling campaign was completed.  A total of 23 holes totaling 3,367 metres were drilled to evaluate three surface gold anomalies roughly 2 kilometres apart.  From north to south, these areas are named Sula, West and Awari. For further detail on locations refer to Figure 1. A second campaign of 4,452 m in 27 additional holes was completed in March and April 2008.

Results obtained indicate numerous significant near surface intercepts. The most significant intercepts include:

•	222.2 g/t Au over 7.5 m – SK07-11
•	31.2 g/t Au over 12 m – SK07-01
•	6.8 g/t Au over 21 m – SK07-01
•	7.9 g/t Au over 4.5 m – SK08-14

A complete list of significant results can be found in Table 1 and a plan view can be found in Figure 2.

The veining strikes mainly along a NNW foliation but locally shows variable inclinations including shallow to sub horizontal dips. For these reasons, continuity has not been established and additional detailed drilling is required.

Objectives for 2008

The Sarakreek Project has currently a budget of US$ 2.2 million for 2008. The next phase of the exploration program will continue to assess the potential of the known gold anomalies and evaluate other potential targets along the mineralized trend. An evaluation of additional nearby geochemical anomalies will be carried out, and regional surveys are planned to identify further targets on the exploration concessions. In addition, new regional priority targets have already been identified.

TABLE 1: Sarakreek Project Drilling Program - Significant Intersections

WEST ANOMALY: SUMMARY COMPOSITE (2007) ABOVE 0.5 g/t Au

	FROM	TO	LENGTH	GRADE
HOLE #	[m]	[m]	[m]	(g/t Au)
SK07-01	0.0	33.0	33.0	1.10
SK07-01	37.5	58.5	21.0	6.84
SK07-01	69.0	81.0	12.0	31.24
SK07-02	0.0	18.0	18.0	0.60
SK07-02	24.0	28.5	4.5	0.69
SK07-02	34.5	46.5	12.0	1.58
SK07-03	0.0	1.5	1.5	0.67
SK07-04	0.0	4.5	4.5	0.90
SK07-04	45.0	46.5	1.5	0.55
SK07-04	51.0	58.5	7.5	0.86
SK07-04	72.0	73.5	1.5	0.51
SK07-05	0.0	6.0	6.0	2.23
SK07-05	10.5	18.0	7.5	0.52
SK07-05	60.0	61.5	1.5	0.62
SK07-05	66.0	70.5	4.5	0.65
SK07-14	0.0	15.0	15.0	0.77
SK07-14	19.5	31.5	12.0	2.43
SK07-14	45.0	51.0	6.0	0.69
SK07-15	0.0	4.5	4.5	0.56
SK07-15	12.0	25.5	13.5	1.09
SK07-16	19.5	21.0	1.5	0.60
SK07-16	25.5	27.0	1.5	0.66
SK07-17	0.0	4.5	4.5	0.54
SK07-17	16.5	28.5	12.0	1.47
SK07-17	39.0	40.5	1.5	3.23
SK07-17	52.5	55.5	3.0	1.17
SK07-18	1.5	4.5	3.0	0.51
SK07-21	4.5	6.0	1.5	0.82
SK07-21	93.0	94.5	1.5	2.39

	FROM	TO	LENGTH	GRADE
HOLE #	[m]	[m]	[m]	(g/t Au)
SK07-22	61.5	64.5	3.0	0.56
SK07-23	40.5	42.0	1.5	1.51

SULA: SUMMARY COMPOSITE (2007) ABOVE 0.5 g/t Au
	FROM	TO	LENGTH	GRADE
HOLE #	(m)	(m)	(m)	(g/t Au)
SK07-06	99.0	103.5	4.5	0.76
SK07-07	3.0	6.0	3.0	0.55
SK07-07	12.0	13.5	1.5	0.88
SK07-07	51.0	52.5	1.5	0.64
SK07-07	171.0	172.5	1.5	1.97
SK07-08	27.0	31.5	4.5	1.04
SK07-08	42.0	46.5	4.5	0.58
SK07-08	55.5	63.0	7.5	0.87
SK07-08	69.0	70.5	1.5	0.93
SK07-08	153.0	154.5	1.5	0.63
SK07-09	7.5	12.0	4.5	0.82
SK07-09	30.0	31.5	1.5	0.93
SK07-09	36.0	40.5	4.5	0.60
SK07-09	45.0	60.0	15.0	0.88
SK07-09	64.5	66.0	1.5	0.99
SK07-09	112.5	114.0	1.5	0.92
SK07-10	0.0	1.5	1.5	0.81
SK07-10	49.5	51.0	1.5	0.73
SK07-10	72.0	79.5	7.5	1.26
SK07-11	13.5	21.0	7.5	222.17
SK07-11	27.0	28.5	1.5	0.66
SK07-11	33.0	42.0	9.0	1.51
SK07-11	57.0	64.5	7.5	1.07
SK07-11	138.0	139.5	1.5	0.50
SK07-19	112.5	114.0	1.5	0.71
SK07-20	27.0	28.5	1.5	0.89
SK07-20	42.0	45.0	3.0	1.17

AWARY: SUMMARY COMPOSITE (2007) ABOVE 0.5 g/t Au
	FROM	TO	LENGTH	GRADE
HOLE #	(m)	(m)	(m)	(g/t Au)
SK07-12	30.0	37.5	7.5	2.46
SK07-13	142.5	145.5	3.0	4.51

WEST ANOMALY: SUMMARY COMPOSITE (2008) ABOVE 0.5 g/t Au
	FROM	TO	LENGTH	GRADE
HOLE #	(m)	(m)	(m)	(g/t Au)
SK08-01	25.5	31.5	6.0	4.96
SK08-01	36.0	45.0	9.0	2.84
SK08-01	60.0	63.0	3.0	1.39
SK08-03	3.0	9.0	6.0	1.69
SK08-03	28.5	31.5	3.0	0.55
SK08-04	78.0	79.5	1.5	6.87
SK08-09	0.0	1.5	1.5	1.24
SK08-09	76.5	79.5	3.0	1.13
SK08-09	100.5	102.0	1.5	3.08
SK08-09	126.0	129.0	3.0	1.78
SK08-10	12.0	21.0	9.0	0.54
SK08-10	34.5	49.5	15.0	2.57
SK08-10	60.0	66.0	6.0	0.54
SK08-10	69.0	70.5	1.5	0.68
SK08-10	87.0	93.0	6.0	0.58
No significant results found in holes SK08-02, SK08-05, SK08-06, SK08-07, SK08-08
SULA: SUMMARY COMPOSITE (2008) ABOVE 0.5 g/t Au
	FROM	TO	LENGTH	GRADE
HOLE #	(m)	(m)	(m)	(g/t Au)
SK08-11	139.5	142.5	3.0	0.64
SK08-11	150.0	151.5	1.5	1.12
SK08-12	0.0	16.5	16.5	0.78
SK08-14	81.0	82.5	1.5	0.61
SK08-14	108.0	109.5	1.5	0.62
SK08-14	118.5	123.0	4.5	7.95
SK08-14	141.0	142.5	1.5	1.65
SK08-14	199.5	200.0	0.5	0.90
SK08-15	91.5	105.0	13.5	0.56
No significant results found in hole SK08-13
** All results for holes SK08-16 to 27 are pending (Awari and NW anomalies)

Analyst Day Reminder

On June 2, 2008 the Company will be hosting an analyst day.  All presentations from this day will be available on the company’s website, www.iamgold.com, on June 2, 2008.

Technical Information and Qualified Person/Quality Control Notes

Analyses of gold in drill core samples were carried out by atomic absorption with fire assay finish according to industry standards at the internal laboratory of the Rosebel Mine as the primary laboratory. The quality assurance-quality control program (QA-QC) includes the insertion of certified standards every 20 samples, blanks at every 20 samples and every sample assaying over 0.20 g/t is re-assayed in duplicate from the reject portion. In addition all rejects and pulps of samples from anomalous zones were re-sent respectively to ALS Chemex in Peru and Assay Labs in Paramaribo for control assays.

The drilling program at Sarakreek was carried out by IAMGOLD employees and geologists from South American Management (SAM) geological services, under the supervision of Ms Marie-France Bugnon, General Manager Exploration – Guiana Shield at IAMGOLD. Ms Bugnon who as a result of her education, affiliation with a professional association and past relevant 27 years of work experience in management and grass-root and mine exploration, fulfills the requirements to be a “Qualified Person” for the purpose of NI43-101.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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